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                          November 21, 2023

       Brian F. Sullivan
       Chairman and Chief Executive Officer
       Celcuity Inc.
       16305 36th Avenue N., Suite 100
       Minneapolis, MN 55446

                                                        Re: Celcuity Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 14,
2023
                                                            File No. 333-275551

       Dear Brian F. Sullivan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Liz Dunshee, Esq.